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AUG 01 2018
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2017 (MM/DD/YY) AND ENDING May 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 Avondale Drive, Suite 210
(No. and Street)

(City) (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Oplotnik 405-848+9836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton, III, CPA , PC
(Name – *if individual, state last, first, middle name*)

4430 NW 50th St	Oklahoma City	OK	73112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICTORIA MAYHALL
Notary Public
State of Oklahoma
Commission # 18005356 Expires 05/29/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements with
Independent Auditors' Report
As of May 31, 2018

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption from the provisions of Rule 15c3-3, in which (1) Access Investments, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provision") and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended May 31, 2018 without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 30, 2018

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Access Investments, Inc. for the year ended May 31, 2018 and filed with the Securities Investor Protection Corporation (SIPC) on May 16, 2017. The procedure we performed is as follows:

> We compared the Income reported on the audited Form X-17A-5 for the Year ended May 31, 2018, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended May 31, 2018 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Access Investments, Inc. taken as a whole.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 30, 2018

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Investments, Inc. as of May 31, 2018, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Investments, Inc. as of May 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Access Investments, Inc.'s management. Our responsibility is to express an opinion on Access Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Access Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The supplemental information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Access Investments, Inc.'s auditor since 2006.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 30, 2018

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

Access Investments, Inc.
Statement of financial condition
As of May 31, 2018

Assets		
Current assets		
Cash	$	6,753
Concessions and commissions receivable		4,495
Prepaid licenses and permits		2,020
Total current assets		13,268
Total assets	$	13,268
Liabilities and stockholders' equity		
Current liabilities		
Payable to broker-dealers	$	4,317
Current liabilities and total liabilities		4,317
Stockholders' equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		19,400
Retained earnings		(10,549)
Total stockholders' equity		8,951
Total liabilities and stockholders' equity	$	13,268

The accompanying notes are an integral part of these financial statements

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2018

Revenues	
Concessions and commissions	$ 34,636
Expenses	
Commissions paid	30,046
Legal and accounting	8,625
Licenses and permits	2,565
Wages-officer	1,203
Wages-office	1,672
Other expense	3,756
	47,867
Net income (loss) before income taxes	(13,231)
Provision for income taxes	-
Net income (loss)	$ (13,231)
Earnings per share, basic and diluted	$ (132.31)

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2018

Cash flows from operating activities:		
Net income	$	(13,231)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flow from operating assets and liabilities:		
Concessions and commissions receivable		(270)
Prepaid licenses and permits		349
Income taxes payable		(94)
Commissions payable		1,835
Cash provided (used) by operating activities		(11,411)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Increase in paid-in capital		6,500
Change in cash		(4,911)
Cash at beginning of year		11,664
Cash at end of year	$	6,753
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	94

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholders' equity
For the year ended May 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at May 31, 2017	100	$ 100	$ 12,900	$ 2,682	$ 15,682
Additional paid-in capital			$ 6,500		6,500
Net income				(13,231)	(13,231)
Balance at May 31, 2018	100	$ 100	$ 19,400	$ (10,549)	$ 8,951

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2018

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2018.

Access Investments, Inc.
Notes to financial statements
As of and for the year ended May 31, 2018

1. **Organization and Nature of Business**
   Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. **Significant Accounting Policies**

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

Management reviews its tax positions annually and has determined that there are no uncertain tax positions.

The Company's income tax returns for the years ended May 31, 2016, 2017, and 2018 for both Federal and State of Oklahoma remain open for examination.

Statement of Cash Flows

For the purposes of the Statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2018.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2018.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASC 740-10, Income Taxes. This statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred taxes are fully reserved. There are no permanent or temporary timing differences other than net operating loss carry forwards. Current tax rates are 17.5% Federal and 5% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequently separated from the advisory firm. This created a limitation on the net operating loss carryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $1,225, $2,243, $4,062 and $2,321 available to subsequent years. These losses expire May 31, 2030, 2031, 2032 and 2033, respectively.

For the year ended May 31, 2018, the company incurred a net operating loss of $13,231. Beginning in tax year 2018, the NOL deduction is limited to 80% of taxable income. For tax years ending after December 31, 2017, with few exceptions, NOL's may only be carried forward for an indefinite period of time.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress.

5. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2018, the Company had net capital of $6,363, which was $1,363 over the required net capital of $5,000. The Company's net capital ratio was .6785 to 1.

7. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

8. Subsequent Events

No events have occurred through July 30, 2018 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2018.

Schedule I

Access Investments, Inc.
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2018

Total stockholder's equity	$	8,951
Deductions:		
Receivables under Rule 12b-1		(4,374)
Prepaid licenses and permits		(2,020)
Less: Commissions payable related to 12b-1		3,806
Net capital	$	6,363
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers	$	4,317
Less: Commissions payable related to 12b-1 receivables		-
Total aggregate indebtedness	$	4,317
Minimum net capital requirement	$	5,000
Excess net capital	$	1,363
Ratio: Aggregate indebtedness to net capital		0.6785 to 1
Reconciliation with Company's computation (included in Part IIA as of May 31, 2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	7,757
Adjustments:		
Adjustment to increase cash		705
Increase in commissions payable		(1,968)
12b-1 Receivable		(131)
Total adjustments		(1,394)
Net capital per above	$	6,363

The accompanying notes are an integral part of these statements.

Schedule II

Access Investments, Inc.
Exemption from the provisions of Rule 15C3-3
As of May 31, 2018

We claim exemption from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do not hold customer funds or safe keep customer securities. We meet the identified exemption provisions as of May 31, 2017, and have met the identified exemption provisions throughout the fiscal year ended May 31, 2018.

President
7-26-2018

The accompanying notes are an integral part of these statements.